CTDC Enters into Cooperation Agreement with Goldpoly to Secure Supply of Solar Cells

Hong Kong – November 10 – China Technology Development Group Corporation (“CTDC”, the “Company” or “we”; NASDAQ: CTDC), a growing clean energy group based in China to provide solar energy products and solutions, announced today that CTDC has signed a Strategic Cooperation Agreement (the “Agreement”) with Goldpoly International Limited (“Goldpoly”) to establish a solid and long-term relationship for supply of solar cells, and jointly build up the vertically integrated PV value chain.

Pursuant to the Agreement, both companies agreed to form a solid long-term relationship for supply of solar cells. Goldpoly agreed to provide CTDC with high-quality polycrystalline PV cells not less than 100 megawatt (“MW”) per year from beginning of 2011 at the lowest price in the market and CTDC agreed to preferentially purchase the solar cells from Goldpoly as its major supplier.

CTDC and Goldpoly will jointly develop the vertically integrated PV industry chain. CTDC is developing the down-stream chain of the industry, including PV modules manufacturing and PV application solutions, while Goldpoly is focusing on PV cells production to integrate the industrial mid-stream chain.

“We are delighted to partner with Goldpoly, which is another significant step for CTDC following the acquisition of PV modules manufacturer,” said Mr. Alan Li, Chairman and CEO of CTDC. “The cooperation enables us to obtain stable and sufficient supply of polycrystalline solar cells and to reduce our production cost of PV modules, which will in turn increase our profit margin. Looking forward, we are confident to cooperate with Goldpoly successfully to build up the vertically integrated PV chain.”

Mr. Hung Chao Hong, Chairman of Goldpoly, said, “We are excited to have CTDC as our partner. Such strategic cooperation essentially represents the development trend of two leading solar enterprises in Fujian Province and will enhance both parties’ competitive position in the market.”

About CTDC:
Established in 1995, CTDC has been listed on the US Nasdaq Stock Market since 1996. CTDC is a growing clean energy group in China, which provides solar energy products and solutions. CTDC’s major shareholder is China Merchants Group, a state-owned conglomerate in China (http://www.cmhk.com).
For more information, please visit www.chinactdc.com

About Goldpoly:
Goldpoly International Limited (“Goldpoly”) is a company incorporated in BVI with limited liability. Through its subsidiary – Goldpoly (Quanzhou) Science & Technology Industry Co. Ltd., Goldpoly is principally engaged in the production and sales of monocrystalline and polycrystalline solar cells. Goldpoly is a wholly-owned subsidiary of Time Infrastructure Holdings Limited which is listed on the main board of the Stock Exchange of Hong Kong with stock code 00686.

Forward-Looking Statement Disclosure:
It should be noted that certain statements herein which are not historical facts, including, without limitation, those regarding: A) the timing of product, service and solution deliveries; B) our ability to develop, implement and commercialize new products, services, solutions and technologies; C) expectations regarding market growth, developments and structural changes; D) expectations regarding our product volume growth, market share, prices and margins; E) expectations and targets for our results of operations; F) the outcome of pending and threatened litigation; G) expectations regarding the successful completion of contemplated acquisitions on a timely basis and our ability to achieve the set targets upon the completion of such acquisitions; and H) statements preceded by “believe,” “expect,” “anticipate,” “foresee,” “target,” “estimate,” “designed,” “plans,” “will” or similar expressions are forward-looking statements. These statements are based on management’s best assumptions and beliefs in light of the information currently available to it. Because they involve risks and uncertainties, actual results may differ materially from the results that we currently expect. Factors that could cause these differences include the risk factors specified on our annual report on Form 20-F for the year ended December 31, 2009 under “Item 3.D Risk Factors.” Other unknown or unpredictable factors or underlying assumptions subsequently proving to be incorrect could cause actual results to differ materially from those in the forward-looking statements. The Company does not undertake any obligation to update publicly or revise forward-looking statements, whether as a result of new information, future events or otherwise, except to the extent legally required.

Enquiry:
Company Contact
Selina Xing
PR/IR Department
Tel: +86 755 2669 8709 +852 3112 8461
Email: ir@chinactdc.com